Daniel S. Peale

T: +1 202 842 7835

dpeale@cooley.com

May 12, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Attn:	Stacie Gorman, Staff Attorney

Ruairi Regan, Staff Attorney

Babette Cooper, Staff Accountant

Wilson Lee, Staff Accountant

Re:	Thayer Ventures Acquisition Corporation II
Amendment No. 3 to Registration Statement on Form S-1
Filed May 9, 2025
File No. 333-285830

Ladies and Gentlemen:

On behalf of Thayer Ventures Acquisition Corporation II (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated May 12, 2025 with respect to Amendment No. 3 to the Company’s registration statement on Form S-1, filed on May 9, 2025 (the “Registration Statement”). The Company is concurrently filing Amendment No. 4 to the Registration Statement on Form S-1, which incorporates changes in response to the Comments (the “Amended Registration Statement”).

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Amended Registration Statement, as filed on the date hereof.

Amendment No. 3 to Registration Statement on Form S-1

General

1.

We note that you have revised your disclosure of the amount to be reimbursed by the underwriters. Please reconcile the $2,000,000 reimbursement amount with the reference to 2.0% of the aggregate gross proceeds of the Offering, less $1,625,000 in clause 3.9 of Exhibit 1.1. Clarify how you determined such amounts both without the over-allotment option and including the exercise of such option.

Response: In response to the Staff’s Comment, the Company has revised clause 3.9 of the form of underwriting agreement and refiled the revised form of underwriting agreement as Exhibit 1.1 to the Amended Registration Statement. As described on the cover page and elsewhere in the Amended Registration Statement, the underwriting discounts and commissions payable upon the closing of this offering are not affected by the over-allotment option and any exercise of such option because the full amount of underwriting discounts and commissions relating to any exercised portion of the over-allotment option is deferred to the closing date of any initial business combination. As a result, the underwriter reimbursement amount to the Company is similarly not affected by the over-allotment option and any exercise of such option. The Company has revised the disclosure on page 87 of the Amended Registration Statement to clarify that the reimbursement amount is not impacted by the over-allotment option and any exercise of such option.

Cooley LLP  1299 Pennsylvania Avenue NW  Suite 700  Washington, DC  20004-2400

t: +1 202 842 7800  f: +1 202 842 7899  cooley.com

U.S. Securities and Exchange Commission

May 12, 2025

Page Two

Dilution

2.

We refer you to the presentation of NTBV redemption scenario disclosures on page 93. There appear to be presentation errors within your table of information. For example, within your numerator amounts, the redemption amounts in the 100% of maximum redemption column appear to be missing brackets and the deferred underwriting commission for the full over allotment amount within the 100% of maximum redemption column appears to be inconsistent with the other scenarios. In addition, it appears the row of amounts for total in your numerator calculation does not equal to the actual totals computed with the amounts shown. Please clarify and/or revise accordingly to ensure the information presented is accurate and consistent with disclosures throughout your filing.

Response: In response to the Staff’s Comment, the Company has revised the disclosure on page 93 of the Amended Registration Statement.

Please contact me at (202) 842-7835 or Milson C. Yu at (650) 843-5296 with any questions or further comments regarding our responses to the Staff’s Comments. Thank you in advance for your attention to this matter.

Sincerely

/s/ Daniel S. Peale
Daniel S. Peale

cc:	Mark E. Farrell, Thayer Ventures Acquisition Corporation II

Christopher Hemmeter, Thayer Ventures Acquisition Corporation II

John T. McKenna, Cooley LLP

Milson C. Yu, Cooley LLP

Jonathan Ko, Paul Hastings LLP

Cooley LLP  1299 Pennsylvania Avenue NW  Suite 700  Washington, DC  20004-2400

t: +1 202 842 7800  f: +1 202 842 7899  cooley.com